U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

        America Online, Inc.
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   (Last)                            (First)              (Middle)

        22000 AOL Way
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                                    (Street)

        Dulles, Virginia  20166-9323
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

        6/13/2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

        54-1322110
________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

        TiVo Inc. (TIVO)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [x]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)


________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [x]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person


             Table I -- Non-Derivative Securities Beneficially Owned

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                              480,307(1)                 D
------------------------------------------------------------------------------------------------------------------------------------


*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------

Not applicable
------------------------------------------------------------------------------------------------------------------------------------


Explanation of Responses:

(1) America Online, Inc. has entered into a Voting Agreement, dated as of June 9, 2000, with certain stockholders of TiVo Inc., with respect to 20,301,301 shares of TiVo Common Stock. America Online, Inc. does not have any rights as a stockholder of TiVo Inc., including the right to dispose of (or to direct the disposition of) any of the shares of TiVo Common Stock subject to such agreement. Accordingly, America Online, Inc. expressly disclaims beneficial ownership of all shares subject to the Voting Agreement.

        AMERICA ONLINE, INC.



        /s/Paul T. Cappuccio                                    June 28, 2000
---------------------------------------------            -----------------------
Paul T. Cappuccio, SVP & General Counsel,                          Date
on behalf of America Online, Inc.
**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.